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                                                                  Exhibit 99.6

Media Inquiries:           Investor Inquiries:
Lynn Newman                Derrick Vializ
908-953-8692 (office)      908-953-7500 (office)
973-993-8033 (home)        vializ@avaya.com
lynnnewman@avaya.com

AVAYA IMPROVES LIQUID YIELD OPTION -TM- NOTES EXCHANGE OFFER CONSIDERATION AND EXTENDS EXPIRATION DEADLINE TO JAN.27, 2003

FOR IMMEDIATE RELEASE: MONDAY, JANUARY 13, 2003

        BASKING RIDGE, N.J.--Avaya Inc. (NYSE:AV), a leading global provider of communications networks and services to businesses, today said the value of the mixed consideration of the exchange offer for its Liquid Yield Option -TM- Notes (LYONs) due 2021 has been increased, and the expiration of the exchange offer has been extended to 12:00 p.m. midnight, EST, on Jan. 27, 2003. Warburg Pincus Equity Partners, L.P. and affiliated investment funds are participating in the exchange offer with Avaya.

        As a result of the increase, holders who elect to receive the mixed consideration will receive $208.40 in cash and shares of Avaya common stock having a value of $208.40, subject to a maximum of 105 shares and a minimum of 77 shares, for each $1,000 aggregate principal amount at maturity of LYONs tendered and not withdrawn prior to expiration of the exchange offer. The number of shares of Avaya common stock delivered will be based on the volume-weighted average trading price of a share of Avaya common stock on the New York Stock Exchange (NYSE) during the five NYSE trading days ending on and including the second NYSE trading day prior to the expiration date of the exchange offer. Based on the new Jan.27 expiration date, the five NYSE trading days used to determine the value of Avaya common stock would be Jan. 16, 17, 21, 22 and 23.

        Prior to the increase in the value of the mixed consideration, holders who elected to receive the mixed consideration would have received $203.87 in cash and shares of Avaya common stock having a value equal to $203.87, subject to a collar, for each LYON tendered. The amount of cash consideration offered to holders who elect to receive cash only remains unchanged at $389.61.

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        LYONs properly tendered and not validly withdrawn prior to the expiration of the exchange offer will be subject to proration to ensure that LYONs tendered by holders electing the mixed consideration are accepted for exchange first and that no more than an aggregate of $200 million in cash is paid in the exchange offer. Of this $200 million, Avaya will pay up to $100 million and the Warburg, Pincus Funds will pay up to $100 million. Avaya will issue all of the shares of Avaya common stock in the exchange offer. Avaya and the Warburg Pincus Funds do not expect to offer any further improvements to the economics of the offer. The terms of Avaya's credit agreements prevent Avaya from increasing the amount of cash it is offering, and NYSE rules preclude Avaya from issuing more common shares without shareholder approval.

        Avaya, together with the investment funds managed by Warburg Pincus LLC, commenced the exchange offer on Dec.23, 2002, for up to $660,542,000 aggregate principal amount at maturity of LYONs. Avaya noted the previous expiration date of Jan. 22, 2003, was extended in accordance with Securities and Exchange Commission (SEC) requirements. All other terms of the exchange offer remain the same. As of Jan. 10, no LYONs had been tendered.

        Joseph P. Landy, co-president of Warburg Pincus, was elected to the Avaya board of directors effective as of January 6, 2003.

        Morgan Stanley & Co. Incorporated is acting as dealer manager for the exchange offer. Georgeson Shareholder Communications,Inc. is the information agent, and The Bank of New York is the exchange agent. Copies of the offer documents may be obtained at no charge from the information agent at 866-295-4337 or 212-440-9800 or from the SEC's website at www.sec.gov. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-295-4337 or Morgan Stanley at 212-761-5409 (collect).

        A registration statement relating to the Avaya common stock being offered has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Avaya common stock in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


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        The offer may only be made pursuant to the offer to
exchange/prospectus, dated Dec. 23, 2002, (as amended on Jan. 13, 2003), and the accompanying letter of transmittal.

ABOUT AVAYA

Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including 90 percent of the FORTUNE 500 -REGISTERED TRADEMARK-. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services. Driving the convergence of voice and data communications with business applications--and distinguished by comprehensive worldwide services--Avaya helps customers leverage existing and new networks to achieve superior business results. For more information, visit the Avaya Web site: http://www.avaya.com.

NOTE: Liquid Yield Option and LYON are trademarks of Merrill Lynch & Co., Inc.

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